SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

So-Young International Inc.

(Name of Issuer)

Class A ordinary shares, $0.0005 par value per share

(Title of Class of Securities)

83356Q108**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 83356Q108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Stock Market LLC under the symbol “SY.” Each 13 ADSs represent 10 Class A ordinary shares of the issuer. The CUSIP number of Class A ordinary shares is G83114 101.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Xing Jin

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,772,496 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 12,772,496 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,772,496 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 15.1%. (2) The voting power of the shares beneficially owned represent 83.4% of the total outstanding voting power.

12	Type of Reporting Person IN

(1)            Represents 676,344 Class A ordinary shares directly held by Mr. Xing Jin, 96,152 Class A Ordinary Shares issuable to Mr. Jin upon exercise of options within 60 days after December 31, 2021 and 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands and controlled by Mr. Xing Jin through a family trust. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021.

1	Name of Reporting Persons Beauty & Health Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,000,000 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 12,000,000 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.2%. (2) The voting power of the shares beneficially owned represent 83.3% of the total outstanding voting power.

12	Type of Reporting Person CO

(1)            Represents 12,000,000 Class B ordinary shares directly held by Beauty & Health Holdings Limited.

(2)            The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021.

Item 1(a).	Name of Issuer: So-Young International Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Tower E, Ronsin Technology Center, No. 34 Chuangyuan Road, Chaoyang District, Beijing, 100012, People's Republic of China.
Item 2(a).	Name of Person Filing: (i) Xing Jin, (ii) Beauty & Health Holdings Limited (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Xing Jin
c/o Tower E, Ronsin Technology Center

No. 34 Chuangyuan Road

Chaoyang District, Beijing, 100012

People's Republic of China

Beauty & Health Holdings Limited
c/o Tower E, Ronsin Technology Center

No. 34 Chuangyuan Road

Chaoyang District, Beijing, 100012

People's Republic of China

Item 2(c)	Citizenship: Xing Jin - People Republic of China Beauty & Health Holdings Limited - British Virgin Islands
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.0005 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
83356Q108

This CUSIP number applies to the American depositary shares (the "ADSs") of the Issuer, 13 ADSs representing 10 Class A ordinary shares of the Issuer, par value $0.0005 per share. The CUSIP number of Class A ordinary shares is G83114 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Xing Jin	12,772,496	(1)	15.1	%(2)	83.4	%(3)	12,772,496	(1)	0	12,772,496	(1)	0
Beauty & Health Holdings Limited	12,000,000		14.2	%(2)	83.3	%(3)	12,000,000		0	12,000,000		0

(1)	Represents 676,344 Class A ordinary shares directly held by Mr. Xing Jin, 96,152 Class A Ordinary Shares issuable to Mr. Jin upon exercise of options within 60 days after December 31, 2021 and 12,000,000 Class B ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands and controlled by Mr. Xing Jin through a family trust. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote.

(2)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 84,367,036 ordinary shares (being the sum of 72,367,036 Class A ordinary shares and 12,000,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021 as a single class. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 12, 2020 by the reporting persons with the United States Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

XING JIN

/s/ Xing Jin

BEAUTY & HEALTH HOLDINGS LIMITED

By:	/s/ Xing Jin
Name:	Xing Jin
Title:	Director